Henkel

A Brand like a Friend

RECEIVED
2009 APR 16 P 3:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Henkel AG & Co. KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

USA

Datum / Date 14.04.2009
Ihre Nachricht / Your message

Abteilung / Dept. FJ Law Group
Telefon / Phone +49 211 797 3119
Telefax / Fax +49 211 798 13119
E-Mail / E-mail jutta.glass@henkel.com

[redacted]

09045890

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel AG & Co.KGaA

Dear Sir or Madam,

Enclosed please find Shareholder Counterproposals / Nominations for the Annual General Meeting of Henkel AG & Co.KGaA on April 20, 2009.

Yours faithfully

Henkel AG & Co.KGaA

Nicolas

Encl.

dlw 4/20

Henkel
A Brand like a Friend

Shareholder Counterproposals / Nominations

for the

Annual General Meeting of Henkel AG & Co. KGaA

on April 20, 2009

Status: April 6, 2009

Below you will find all shareholders' proposals relating items on the Agenda for the Annual General Meeting on April 20, 2009 for which disclosure is required. In each case, the shareholder proposals and their supporting statements were posted on the Internet unchanged and uncheck by us to the extent that they are required to be disclosed.

Note: This version of the Shareholders' Proposals, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purpose of interpretation, the German text shall be authoritative and final.

Firm Diedrich Müller, Neuenburg // Mr. Wilm Diedrich Müller, Neuenburg have submitted the following shareholders' proposals:

A Agenda item 1, Approval of the Annual Financial Statement:

Date: Sunday, April 5 '009, Reykjavik time: 09.47 hours
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1st sender: Firm Diedrich Müller headquartered since 1889 in Neuenburg an der Bullenmeersbäke
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2nd sender: Mr. Wilm Diedrich Müller, proprietor of the above company, date of birth: March 25, 1956, place of birth: Sande an der Jade,
exile abode: Am Markt drei, D-26340 Neuenburg an der Bullenmeersbäke,

telephone number: +49-170-1865248, passport number: 182017195
and home page for future and participation probability: http://9ko.de/page3.php
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To firm Henkel AG & Co, KGaA domiciled in Düsseldorf on the Düssel, via E-mail
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Agenda item number one of the Invitation to the Annual
General Meeting of the above company, Henkel.
##

Persons:
The firm indicated right at the top and I have herewith moved that no annual financial statements be approved for the above-mentioned firm Henkel.

We both would justify our motion by asserting that it must be the absolutely first priority that the nominal dignity of our firm remain unimpaired, whereby the nominal dignity of our above-mentioned firm Henkel would be impaired by the approval of annual financial statements referring to "Henkel" rather than "Firm Henkel", which for us would be truly intolerable.

The above-mentioned Mr. Müller on behalf of the above-mentioned firm and on behalf of himself as a private individual

End of counterproposals